unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02028770

02 MAY -2 AM 8:25

Date April 30, 2002
Contact Otto Hotz
E-mail otto.hotz@unaxis.com
Directphone ++41 1 360 96 18
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

Otto Hotz
Corporate Human Resources

Enclosure

Press Release Unaxis 1st Quarter 2002

making IT possible

Press Release

Unaxis 1st Quarter 2002: Pick-up in orders received by the Information Technology segment – Sales decrease relative to 4th quarter of 2001 due to low level of orders on hand at the start of the year

Pfäffikon (SZ), April 30, 2002 – Orders received by the Unaxis Corporation rose from CHF 302 million to CHF 312 million, a 3 percent increase on the previous quarter. In the wake of weak orders received in the second half of 2001, consolidated sales for the first quarter of 2002 fell as expected by 28 percent on a comparable basis, from CHF 441 million in the previous quarter to CHF 317 million. Sales were down 46 percent compared with the first quarter of 2001, which was buoyed by a high level of orders on hand at the outset of the year,.

Orders received by the **Information Technology** segment improved from a low level of CHF 94 million to CHF 143 million. The increase in orders received was most apparent at the ESEC and Data Storage divisions. On the other hand, weak orders received by the Information Technology segment in the previous quarter led to an overall 41 percent drop in sales – although ESEC sales were up 21 percent on the previous quarter.

Economic factors led to the **Surface Technology** segment experiencing a fall in sales relative to the previous quarter, from CHF 81 million to CHF 74 million. Sales by the component coating division remained steady, while the tool coating division reported a slight decrease.

In the **Components and Special Systems** segment, orders received fell from CHF 128 million to CHF 95 million, and sales were down from CHF 142 million to CHF 114 million, largely due to rescheduled orders at Contraves Space.

Outlook

Despite initial positive signs in orders received by the Information Technology segment, Unaxis stands by the prognosis communicated in March 2002, namely that consolidated sales in 2002 will be lower on a comparable basis than in the previous year. Given that the apparent recovery in production systems for the IT industry will only begin to affect sales in 2003, an operating result below the previous year's figure is to be expected for 2002.

Measures introduced in 2001 to reduce costs and improve flexibility in response to volume swings remain firmly in force. Investment in product innovation and market development is likewise moving resolutely ahead. Unaxis will thus participate at the leading edge of the expected upturn in IT markets.

Unaxis

Unaxis is a globally active leading provider of production systems, components and services for selected growth markets. Unaxis' activities comprise the Information Technology segment (semiconductors, flat-screen displays, data storage and optical components), Surface Technology, and Components and Special Systems (vacuum technology and space travel engineering).

For further information please contact:

Unaxis Management AG
Corporate Communications
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 98 02
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail: investor.relations@unaxis.com

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

KEY FIGURES 1st Quarter 2002

Financial year	2001	2001	2001	2001	**2002**	*Change*
in CHF million	Q1	Q2	Q3	Q4	**Q1**	*Q4/Q1 in %*
Sales						
Information Technology	325	272	208	217	**129**	*-41%*
- IT w/o ESEC	239	217	180	195	**103**	*-47%*
- ESEC	86	55	28	22	**26**	*21%*
Surface Technology	95	84	77	81	**74**	*-9%*
Comp. and Special Systems (w/o Leybold Optics)	153	137	125	142	**114**	*-20%*
Others	18	9	9	1	**0**	*n/a*
Total (comparable basis) *)	**591**	**502**	**419**	**441**	**317**	***-28%***
Orders received						
Information Technology	226	199	120	94	**143**	*52%*
- IT w/o ESEC	166	181	106	79	**111**	*40%*
- ESEC	60	18	14	18	**33**	*82%*
Surface Technology	85	85	76	77	**73**	*-5%*
Comp. and Special Systems (w/o Leybold Optics)	147	118	86	128	**95**	*-26%*
Others	13	6	7	3	**1**	*-66%*
Total (comparable basis) *)	**471**	**408**	**289**	**302**	**312**	***3%***
Orders on hand				12/31/2001	**03/31/2002**	
Information Technology				206	**214**	*4%*
- IT w/o ESEC				195	**197**	*1%*
- ESEC				11	**18**	*64%*
Surface Technology				1	**0**	*n/a*
Comp. and Special Systems				232	**213**	*-8%*
Others				0	**0**	*n/a*
Total (comparable basis) *)				**439**	**427**	***-3%***

*) Excluding the Leybold Optics division divested in the previous year